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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investment in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed
811-07454	January 07, 2008

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in representation statement:

Pacific Capital Funds

4.	Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001

Pacific Capital Small Cap Fund

3435 Stelzer Road

Columbus, Ohio 43219

January 7, 2008

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Pacific Capital Small Cap Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2007, and from July 31, 2007 through October 31, 2007.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and from July 31, 2007 through October 31, 2007, with respect to securities reflected in the investment accounts of the Fund.

Pacific Capital Small Cap Fund

By:

/s/ Chris Sabato
Chris Sabato
Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Pacific Capital Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Pacific Capital Small Cap Fund (the Fund) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Act as of October 31, 2007. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2007, and with respect to agreement of security purchases and sales, for the period from July 31, 2007 (the date of our last examination), through October 31, 2007:

1.	Confirmation of all securities held as of October 31, 2007 by institutions in book entry form by Bank of New York, without prior notice to management;

2.	Verification of all securities purchased/sold but not received/delivered and securities in transit as of October 31, 2007 via examination of the underlying trade ticket or broker confirmation;

3.	Reconciliation of all such securities to the books and records of the Fund and Bank of New York; and

4.	Agreement of 15 security purchases and 15 security sales since July 31, 2007, from the books and records of the Fund to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007, and for the period from July 31, 2007 through October 31, 2007, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio
January 7, 2008

Pacific Capital Small Cap Fund

3435 Stelzer Road

Columbus, Ohio 43219

January 7, 2008

KPMG LLP

191 West Nationwide Blvd.

Suite 500

Columbus, Ohio 43215

We are writing at your request to confirm our understanding that your examination of our assertion related to the Pacific Capital Small Cap Fund (the Fund), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of October 31, 2007 and from July 31, 2007 through October 31, 2007 with respect to securities reflected in the investment accounts of the Fund, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Fund’s compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.	Management believes that, as of October 31, 2007 and from July 31, 2007 through October 31, 2007, the Fund was in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

/s/ Chris Sabato
Chris Sabato
Treasurer